NEWS RELEASE 09-29	SEPTEMBER 17, 2009

LONG CANYON DEPOSIT EXPANSION RAMPS UP: STEP-OUT DRILLING
RETURNS 12.52 GRAMS PER TONNE GOLD OVER 12.5 METRES

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces today that new drilling along Long Canyon’s intensely altered West Zone has extended high-grade oxide gold mineralization an additional 200 metres along strike.

The West Zone is one of five parallel elongate gold zones that make up the evolving Long Canyon deposit. Examination of drill core from the West Zone suggests that alteration intensity is increasing westward, and additional drilling may lead to identification of a feeder zone or zones toward the west. Highlights from important new step-out holes from the West Zone include:

  7.39 grams per tonne gold (0.216 ounces per ton) over 12.7 metres, including 28.70 g/t (0.838 oz/ton) over 2.7 metres in LC285C;
  12.52 g/t (0.366 oz/ton) over 12.5 metres, including 40.10 g/t (1.171 oz/ton) over 3.6 metres in LC291C; and
  2.50 g/t gold (0.073 oz/ton) over 23.0 metres, including 9.62 g/t (0.281 oz/ton) over 3.0 metres in LC292C.

Final metallurgical drilling from the northeastern part of the current resource area returned strong, consistent gold grades over significant widths. Highlights from this concluding round of metallurgical holes include:

  2.82 g/t (0.082 oz/ton) over 16.8 metres in LCM18; and
  6.62 g/t (0.193 oz/ton) over 29.9 metres, including 9.21 g/t (0.269 oz/ton) over 11.0 metres in LCM19.

The remainder of this year’s work-program will focus on aggressive step-out drilling along strike outside of the current resource area, as well as testing the mineralization potential at depth underlying the currently defined resource.

“We are now transitioning from primarily infill and incremental step-out drilling in the footprint of the existing deposit to aggressive exploration beyond the limit of the resource area,” says Moira Smith, Fronteer senior geoscientist and Long Canyon project manager. “Four drill rigs will be dedicated to testing the north, northeast and east sides of the deposit, with a focus on areas where high-grade mineralization is open-ended and we have every expectation of discovering more.”

In addition to resource expansion and definition, there are several near-term project catalysts, including:
  A NI 43-101 compliant Preliminary Economic Assessment study (PEA) is planned to be completed by year-end. Costs, revenues and mining production details will be based on Long Canyon’s initial NI 43- 101 resource estimate completed by MDA in March 2009.
  Drill results from this season’s work program are to be included in an updated NI 43-101 resource estimate expected to be completed during Q1 2010.
  An updated PEA, based on the new resource estimate, is planned to be completed in 2010.

DRILL HIGHLIGHTS
Hole ID	From	To	Intercept Length	Au	Au
	(metres)	(metres)	(metres)	oz/ton	(g/t)
LC261C	63.1	68.6	5.5	0.116	3.98
including	65.9	68.6	2.7	0.190	6.51
LC263C	98.5	104.0	5.5	0.062	2.13
LC269C	57.3	73.6	16.3	0.049	1.67
LC270C	131.7	139.3	7.6	0.034	1.16
LC273C	136.6	139.5	2.9	0.118	4.04
LC280C	6.7	17.1	10.4	0.062	2.11
LC284C	90.4	94.2	3.8	0.031	1.08
LC285C	94.2	106.9	12.7	0.216	7.39
including	95.1	97.9	2.7	0.838	28.70
LC286C	4.0	7.0	3.0	0.050	1.71
LC289C	4.6	8.2	3.6	0.040	1.35
	99.7	103.0	3.4	0.037	1.30
LC290C	133.5	138.9	5.4	0.116	3.99
LC291C	3.7	6.7	3.0	0.032	1.10
	52.7	65.2	12.5	0.366	12.52
including	60.7	64.3	3.6	1.171	40.10
	76.5	80.6	4.1	0.051	1.74
LC292C	41.2	64.2	23.0	0.073	2.50
including	61.1	64.1	3.0	0.281	9.62
LC293C	61.0	69.5	8.5	0.043	1.46
LCM18	75.6	92.4	16.8	0.082	2.82
	101.5	105.5	4.0	0.044	1.50
LCM19	83.7	113.6	29.9	0.193	6.62
including	83.7	84.6	0.9	1.346	46.10
including	99.7	110.7	11	0.269	9.21

True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. The Classified Mineral Resource estimate comprises a cut-off grade of 0.30 g/t gold. Results less than 1 g/t are not reported in this press-release table. "LCM" identifies metallurgical holes. For a PDF of comprehensive drill results, including non-reportable intercepts, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0929.pdf

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap0929.pdf

Outside of the Long Canyon joint venture, Fronteer owns more than 400,000 acres of mineral rights in northeast Nevada. Long Canyon, Sandman and Northumberland are Fronteer's most advanced U.S.-based gold projects and comprise the Company's future production platform in Nevada. For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

For an animated video showing Long Canyon’s current resource, please click: http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes a 40% interest in an emerging copper-gold mineral district operated in northwestern Turkey and more than 620,000 acres of precious-metals mineral rights in Nevada, including a core position on every major gold trend. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.